SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 7)

Oriole Homes Corp.
(Name of Issuer)

Class A Common Stock, $.10 par value
Class B Common Stock, $.10 par value
(Title of Class of Securities)

686264102 (Class A)
686264201 (Class B)
(CUSIP Number)

Andrew J. McLaughlin, Jr.
c/o Loeb Partners Corporation
61 Broadway
New York, NY 10006
(212) 483-7001

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 686264102 (Class A) 686264201 (Class B)	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Andrew J. McLaughlin, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	142,900 Class A Common Stock
554,300 Class B Common Stock,
assuming conversion of Class A Common Stock

7,300 Class A Common Stock
203,200 Class B Common Stock,
assuming conversion of Class A Common Stock

142,900 Class A Common Stock
554, 300 Class B Common Stock,
assuming conversion of Class A Common Stock

7,300 Class A Common Stock
203,200 Class B Common Stock,
assuming conversion of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,200 Class A Common Stock 757, 500 Class B Common Stock, assuming conversion of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock - 8.1% Class B Common Stock - 25.9%, assuming conversion of Class A Common Stock

14	TYPE OF REPORTING PERSON* PN

INTRODUCTION: This Amendment No. 7 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D, dated May 31, 2002 (the "Schedule 13D"), which was filed on behalf of Andrew J. McLaughlin, Jr., Loeb Partners Corporation, Loeb Arbitrage Fund, Gideon J. King, Robert Grubin and Loeb Arbitrage Management, Inc. (collectively, the "Reporting Persons" and each a "Reporting Person") in connection with their beneficial ownership of shares of Class A Common Stock, par value $0.10 per share (the "Class A Common Stock"), and Class B Common Stock, par value $0.10 per share (the "Class B Common Stock" and, collectively with the Class A Common Stock, the "Common Stock"), of Oriole Homes Corp., a Florida corporation (the "Company").

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding thereto the following information:

As permitted by Section 1.2 of the Support and Exchange Agreement, dated September 11, 2002, among the Reporting Persons and Levy Acquisition Co., a copy of which was filed on September 13, 2002 as Exhibit 6 to the Amendment No. 6 to Schedule 13D, on January 10, 2003 Andrew J. McLaughlin, Jr. transferred 100,000 shares of Class B Common Stock as a charitable contribution to a single charitable educational institution.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5, section (a) is hereby amended and supplemented by adding thereto the following information:

           (a)      On January 10, 2003, Andrew J. McLaughlin, Jr. transferred 100,000 shares of Class B Common Stock to a single charitable educational institution. After giving effect to such transfer, Mr. McLaughlin's direct beneficial ownership of Class B Common Stock was reduced to 376,500 shares which represent 13.6% of the Class B Common Stock outstanding (assuming no conversions of any Class A Common Stock owned by him into Class B Common Stock).

           After giving effect such transfer of 100,000 shares of Class B Common Stock, as of January 16, 2003, the Reporting Persons beneficially owned an aggregate of 160,300 shares of Class A Common Stock and 875,100 shares of Class B Common Stock (or 1,035,400 shares of Class B Common Stock assuming the conversion of such 160,300 shares of Class A Common Stock into Class B Common Stock) which represent approximately 8.6% of the outstanding Class A Common Stock and 31.6% of the outstanding shares of Class B Common Stock (or 35.3% of the Class B Common Stock, assuming the conversion of such 160,300 shares of Class A Common Stock into shares of Class B Common Stock of the Company).

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2003

ANDREW J. MCLAUGHLIN, JR.

MCLAUGHLIN FAMILY FUND

THOMAS L. KEMPNER, IRWIN D. ROWE,
ANDREW J. MCLAUGHLIN, JR. AS
TRUSTEES FOR LOEB RHODES
HORNBLOWER PROFIT SHARING TRADING
FOR ACCOUNT OF ANDREW J. MCLAUGHLIN, JR.

ROBERT GRUBIN

GIDEON J. KING

LOEB ARBITRAGE FUND

LOEB ARBITRAGE MANAGEMENT, INC.

U.S.A. FUND LLLP

WORLD TOTAL RETURN, INC.

By: /s/ ANDREW J. MCLAUGHLIN, JR.
Name: Andrew J. McLaughlin, Jr.
Title: Attorney-in-Fact